EXHIBIT 1


                   [Letterhead of Vintage Capital Management, LLC]


August 18, 2010


The Board of Directors
Integral Systems, Inc.
6721 Columbia Gateway Drive
Columbia, Maryland 21046

Dear Members of the Board of Directors:

I am writing to you on behalf of Vintage Partners, L.P. (collectively, Vintage or we), which owns 9.9% of the common stock Integral Systems, Inc. (the Company or Integral Systems).

We are writing to express our surprise and dismay at the Companys Form 8K filing on Friday, August 13, 2010 describing the adoption of significant revisions to the Companys charter documentation and governance provisions.
We believe these revisions serve to disenfranchise the Companys stockholders, seek to entrench the current Board and management, and are contrary to principles of good corporate governance. We believe the Company had made positive progress with respect to stockholder participation in the governance of the Company following its 2006 correspondence with Mellon HBV
Alternative Strategies LLC, in keeping with recent market trends. We are very concerned that the Board appears to have completely undone this progress by implementing measures which include implementation of a classified board of directors, increasing the percentage of stockholders required to call a special meeting to a majority (as opposed to 25%), and providing the Board the sole power to set the number of directors and fill vacancies that serve only to limit stockholder participation in the governance of the Company and insulate the Board. We were very surprised to see the Board make these significant governance changes without consulting with, or receiving approval from, the Companys stockholders.

In addition, as you know, we have made several requests for basic historical financial information regarding the Company, so that we could provide input (as requested by you) on the Companys operational efficiency and strategy, and have offered to enter into a customary nondisclosure agreement regarding this information. As you are aware, we believe there are several opportunities to reduce the Companys operating expenses, which would result in a significant increase in profitability. These cost reductions would simultaneously increase Integral Systems chances to win future program awards from an increasingly cost-focused Department of Defense.

While we originally were assured on several occasions that this information would be promptly forthcoming and the Company was interested in working with us to improve its cost structure and ultimately stockholder value, the Company later changed positions and indicated it would not share this information with us.

As the Companys largest stockholder, we are very concerned that the Companys Board is not acting in the best interests of the Companys stockholders, and we are prepared to take immediate action, if necessary, to preserve stockholder value.

We urge the Board to immediately repeal these governance changes, or at a minimum submit them to a binding stockholder vote. In addition, as we have previously indicated, we are prepared to work constructively with the Company to improve stockholder value and encourage the Company to provide us the necessary information to do so.

Very truly yours,



Brian Kahn
Manager of its General Partner
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Vintage Capital Management, LLC          Confidential                   1